UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of December 2020

Commission File Number 001-35948

Kamada Ltd.

(Translation of registrant’s name into English)

2 Holzman Street
Science Park, P.O. Box 4081
Rehovot 7670402
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements, File Nos. 333-192720, 333-207933, 333-215983, 333-222891 and 333-233267.

Kamada Ltd.

Kamada Ltd. (the “Company”) (NASDAQ & TASE: KMDA), a plasma-derived biopharmaceutical company, today announced that on December 29, 2020, the Company, the Employees’ Committee of Kamada’s Beit Kama production facility in Israel (the “Employee’s Committee”) and the Histadrut - General Federation of Labor in Israel (the “Histadrut”), signed a Memorandum of Understanding (the “MoU”) detailing the understandings reached between the parties with respect to severance remuneration for the employees who will be laid-off as part of the workforce down-sizing planned for 2021 (the “Severance Terms”) as a result of the transfer of Glassia® manufacturing to Takeda.

The signed MoU is intended to form the basis of a special collective bargaining agreement related to the Severance Terms, which is expected to be signed among the parties within the next 30 days. In accordance with the terms of the MOU, subject to the execution of such agreement, the previously declared labor dispute will be terminated.

For additional details, see the Company’s Report on Form 6-K filed with the U.S. Securities and Exchange Commission on December 15, 2020.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, such as statements that: (1) the MoU will form the basis of a special collective bargaining agreement related to the Severance Terms which is expected to be signed among the parties within the next 30 days; (2) that following the execution of such agreement, the previously declared labor dispute will be terminated. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, those risk factors set forth in Kamada’s Form 20-F for the period ended December 31, 2019, including specifically the risk factor in the Form 20-F entitled: “We have entered into a collective bargaining agreement with the employees' committee and the Histadrut (General Federation of Labor in Israel), and we could incur labor costs or experience work stoppages or labor strikes as a result of any disputes in connection with such agreement.” The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 29, 2020	KAMADA LTD.

	By:	/s/ Yifat Philip
Yifat Philip
Vice President General Counsel and Corporate Secretary

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